Exhibit 8.1

LIST OF SUBSIDIARIES

We have the following subsidiaries:

Subsidiary Name	Jurisdiction of Incorporation	Ownership Percentage
MTS IntegraTRAK Inc.	Delaware	100%
MTS Asia Ltd.	Hong Kong	100%
Bohera B.V.	The Netherlands	100%
Vexigo Ltd.	Israel	100%(1)
FPSV Holdings Ltd.	Israel	100%
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(1)	Directly and indirectly through our ownership of FPSV Holdings Ltd.